bailey/sec11K.mis

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                  FORM 11-K
                               ----------------

(Mark One)

     (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQURIED)

     For the fiscal year ended December 31, 1993

                                      OR


     ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from            to
                                    ----------    ----------

     Commission File Number  1-10074
                            ----------------

Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE NATIONAL CITY SAVINGS AND
                       INVESTMENT PLAN NO. 2 AND TRUST


Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NATIONAL CITY CORPORATION
                            1900 EAST NINTH STREET
                            CLEVELAND, OHIO 44114
bailey/sec 11K.mis


                             REQUIRED INFORMATION

Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits
- - ---------------------------------

A. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

    1.  Statement of Net Assets - December 31, 1993 and 1992

    2. Statement of Income, Expenses and Changes in Net Assets - Years Ended December 31, 1993 and 1992

    3.  Notes to Financial Statements

    4.  Schedule of Assets Held for Investment Purposes

    5.  Item 30d - Schedule of Reportable Transactions

B.  The following exhibit is filed as part of this annual report:

    Exhibit No. 24 ... Consent of Independent Auditors bailey/sec 11K.mis



                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of The Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        THE NATIONAL CITY SAVINGS AND
                                        INVESTMENT PLAN NO. 2 AND TRUST

Date:  June 28, 1994                    By: Karl A. Johns
                                            -----------------------------
                                            Karl A. Johns
                                            Secretary to, and Member of,
                                            The National City Savings and
                                            Investment Plan No. 2
                                            Administrative Committee
bailey/sec 11.Kmis


                             FINANCIAL STATEMENTS
                                     FOR
                          ANNUAL REPORT ON FORM 11-K
                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993




                              THE NATIONAL CITY
                 SAVINGS AND INVESTMENT PLAN NO. 2 AND TRUST

                               CLEVELAND, OHIO

                         Audited Financial Statements

                        THE NATIONAL CITY SAVINGS AND
                       INVESTMENT PLAN NO. 2 AND TRUST


                          December 31, 1993 and 1992

                         Report of Independent Auditors



Administrative Committee of The
National City Savings and
Investment Plan No. 2 and Trust
Cleveland, Ohio


We have audited the accompanying statements of net assets of The National City Savings and Investment Plan No. 2 and Trust as of December 31, 1993 and 1992, and the related statements of income, expenses and changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of The National City Savings and Investment Plan No. 2 and Trust at December 31, 1993 and 1992, and the related income, expenses and changes in net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                                   ERNST & YOUNG

June 24, 1994

             The National City Savings and Investment Plan No. 2 and Trust

                            Statement of Net Assets

                               December 31, 1993
                                                                                                         Funds
                                                        ------------------------------------------------------------------------
                                                                                                             National
                                                                                                               City
                                                                             Fixed          Money           Corporation
                                                             Equity          Income         Market             Stock
                                                        ------------------------------------------------------------------------
ASSETS
Cash
Investments (at fair value)--Note A:
    NCC Investment Funds for Retirement Trusts:
      Equity fund (cost--$644,548)                        $1,069,490
      Fixed Income fund (cost--$569,039)                                   $608,907
      Capital Preservation fund (cost--$1,064,886)
    NCC funds--Money Market portfolio (cost--$339,666)                                     $339,417
    National City Corporation common stock fund
        (cost--$1,827,141)                                                                                 $2,487,034
    Participant loans
                                                        ------------------------------------------------------------------------
                                                          1,069,490         608,907         339,417         2,487,034
    Receivables:
    Contributions:
      Employers                                                                                               122,366
      Employees                                               3,417           2,878           1,715             8,883
                                                        ------------------------------------------------------------------------
                                                              3,417           2,878           1,715           131,249
      Accrued income                                          4,674           8,773             901
                                                        ------------------------------------------------------------------------
TOTAL ASSETS                                              1,077,581         620,558         342,033         2,618,283

LIABILITIES
Withdraw/transfer payable                                     4,117           2,212                             3,310
                                                        ------------------------------------------------------------------------
NET ASSETS                                               $1,073,464        $618,346        $342,033        $2,614,973
                                                        ========================================================================

                                                        ----------------------------------------------
                                                             Capital        Participant
                                                           Preservation        Loan        Total
                                                        ----------------------------------------------
ASSETS
Cash                                                     $       47                         $       47

Investments (at fair value)--Note A:
    NCC Investment Funds for Retirement Trusts:
      Equity fund (cost--$644,548)                                                           1,069,490
      Fixed Income fund (cost--$569,039)                                                       608,907
      Capital Preservation fund (cost--$1,064,886)        1,064,886                          1,064,886
    NCC funds--Money Market portfolio (cost--$339,666)          249                            339,666
    National City Corporation common stock fund
        (cost--$1,827,141)                                                                   2,487,034
    Participant loans                                                       $  372,729         372,729
                                                        ----------------------------------------------
                                                          1,065,182            372,729       5,942,759

    Receivables:
    Contributions:
      Employers                                                                                122,366
      Employees                                               2,381                             19,274
                                                        -----------                       ------------
                                                              2,381                            141,640
      Accrued income                                                               177          14,525
                                                        ----------------------------------------------
TOTAL ASSETS                                              1,067,563            372,906       6,098,924

LIABILITIES
Withdraw/transfer payable                                                                        9,639
                                                        ----------------------------------------------

NET ASSETS                                               $1,067,563           $372,906      $6,089,285
                                                        ==============================================

SEE NOTES TO FINANCIAL STATEMENTS.

         The National City Savings and Investment Plan No. 2 and Trust

                            Statement of Net Assets

                               December 31, 1992


                                                                                                       Funds
                                                                  --------------------------------------------------------------
                                                                                                                     National
                                                                                                                       City
                                                                                           Fixed     Money          Corporation
                                                                           Equity          Income    Market            Stock
                                                                  --------------------------------------------------------------
ASSETS
Investments (at fair value)--Note A:
  NCC Investment Funds for Retirement Trusts:
    Equity fund (cost--$720,247)                                     $1,229,160
    Fixed Income fund (cost--$555,863)                                                $583,162
    Capital Preservation fund (cost--$1,375,291)
  NCC funds--Money Market portfolio (cost--$494,591)                      3,193         18,719       $436,657        $    36,022
  National City Corporation common stock (cost--$902,554)                                                              1,656,910
  Participant loans
                                                                  --------------------------------------------------------------
                                                                      1,232,353        601,881        436,657          1,692,932
  Receivables:
   Contributions:
    Employers                                                                                                             43,272
    Employees                                                             5,832          2,060          2,632              6,685
                                                                  --------------------------------------------------------------
                                                                          5,832          2,060          2,632             49,957
   Accrued income                                                            23             34          1,205                 77
                                                                  --------------------------------------------------------------
                                                                          5,855          2,094          3,837             50,034
                                                                  --------------------------------------------------------------
TOTAL ASSETS                                                          1,238,208        603,975        440,494          1,742,966

LIABILITIES
Withdraw/transfer payable
                                                                  --------------------------------------------------------------
NET ASSETS                                                           $1,238,208       $603,975       $440,494         $1,742,966
                                                                  ==============================================================

                                                                  ---------------------------------------------

                                                                    Capital        Participant
                                                                  Preservation        Loan           Total
                                                                  ---------------------------------------------
ASSETS
Investments (at fair value)--Note A:
  NCC Investment Funds for Retirement Trusts:
    Equity fund (cost--$720,247)                                                                     $1,229,160
    Fixed Income fund (cost--$555,863)                                                                  583,162
    Capital Preservation fund (cost--$1,375,291)                     $1,375,291                       1,375,291
  NCC funds--Money Market portfolio (cost--$494,591)                                                    494,591
  National City Corporation common stock (cost--$902,554)                                             1,656,910
  Participant loans                                                                   $224,884          224,884
                                                                  ---------------------------------------------
                                                                    1,375,291          224,884        5,563,998
  Receivables:
   Contributions:
    Employers                                                                                            43,272
    Employees                                                           1,189                            18,398
                                                                  -----------                      ------------
                                                                        1,189                            61,670
   Accrued income                                                          40              248            1,627
                                                                  ---------------------------------------------
                                                                        1,229              248           63,297
                                                                  ---------------------------------------------
TOTAL ASSETS                                                        1,376,520          225,132        5,627,295

LIABILITIES
Withdraw/transfer payable                                               2,353                             2,353
                                                                  ---------------------------------------------

NET ASSETS                                                         $1,374,167         $222,132       $5,624,942
                                                                  =============================================

SEE NOTES TO FINANCIAL STATEMENTS.

         The National City Savings and Investment Plan No. 2 and Trust


            Statement of Income, Expenses and Changes in Net Assets


                          Year Ended December 31, 1993



                                                                                                                Funds
                                                                  -----------------------------------------------------------------
                                                                                                                     National
                                                                                                                       City
                                                                                              Fixed     Money       Corporation
                                                                              Equity          Income    Market         Stock
                                                                 ------------------------------------------------------------------
ADDITIONS
Investment income:
  NCC Investment Funds for Retirement Trusts and NCC funds             $   19,708      $  32,823      $  10,267
  Dividends on National City Corporation common stock                                                               $    41,726
  Interest
                                                                  -------------------------------------------------------------
                                                                           19,708         32,823         10,267          41,726
Contributions:
  Employers                                                                                                             436,946
  Employees                                                                91,520         63,272         48,704         188,152
                                                                  -------------------------------------------------------------
                                                                           91,520         63,272         48,704         625,098
DEDUCTIONS
Withdrawal and termination payments to participants                        69,789         56,945         45,425          26,503

NET REALIZED APPRECIATION AND UNREALIZED DEPRECIATION
Proceeds from sale of investments                                         281,658        240,812        152,564       1,088,927
Cost of investments                                                       207,710        232,144        152,564       1,075,638
                                                                  -------------------------------------------------------------
NET REALIZED APPRECIATION                                                  73,948          8,668              0          13,289

Unrealized (depreciation) appreciation of investments:
  Beginning of year                                                       508,913         27,299                        754,356
  End of year                                                             424,942         39,868                        659,893
                                                                  ----------------------------------                 ----------
NET UNREALIZED (DEPRECIATION) APPRECIATION                                (83,971)        12,569                        (94,463)

TRANSFERS BETWEEN FUNDS AND PLANS
Transfers between funds                                                  (136,916)       (25,691)       (61,036)        122,642
Net transfers (to)/from The National City Savings and Investment
  Plan and Trust                                                          (59,244)       (20,325)       (50,971)        190,218
                                                                  -------------------------------------------------------------
                                                                         (196,160)       (46,016)      (112,007)        312,860
                                                                  -------------------------------------------------------------
CHANGE IN NET ASSETS                                                     (164,744)        14,371        (98,461)        872,007
Net assets at beginning of year                                         1,238,208        603,975        440,494       1,742,966
                                                                  -------------------------------------------------------------

NET ASSETS AT END OF YEAR                                               1,073,464        618,346      $ 342,033      $2,614,973
                                                                  =============================================================



                                                                  ----------------------------------------------


                                                                        Capital       Participant
                                                                      Preservation        Loan          Total
                                                                  ----------------------------------------------
ADDITIONS
Investment income:
  NCC Investment Funds for Retirement Trusts and NCC funds             $   54,799                     $  117,597
  Dividends on National City Corporation common stock                                                     41,726
  Interest                                                                              $ 14,401          14,401
                                                                  ----------------------------------------------
                                                                           54,799         14,401         173,724
Contributions:
  Employers                                                                                              436,946
  Employees                                                                58,334                        449,982
                                                                  ---------------                  -------------
                                                                           58,334                        886,928
DEDUCTIONS
Withdrawal and termination payments to participants                       108,718                        307,380

NET REALIZED APPRECIATION AND UNREALIZED DEPRECIATION
Proceeds from sale of investments                                         169,393                      1,933,354
Cost of investments                                                       169,393                      1,837,449
                                                                  ---------------                  -------------
NET REALIZED APPRECIATION                                                       0                         95,905

Unrealized (depreciation) appreciation of investments:
  Beginning of year                                                                                    1,290,568
  End of year                                                                                          1,124,703
                                                                  ---------------                  -------------
NET UNREALIZED (DEPRECIATION) APPRECIATION                                                              (165,865)

TRANSFERS BETWEEN FUNDS AND PLANS
Transfers between funds                                                   (32,372)       133,373               0
Net transfers (to)/from The National City Savings and Investment
  Plan and Trust                                                         (278,647)                      (218,969)
                                                                  ----------------------------------------------
                                                                         (311,019)       133,373        (218,969)
                                                                  ----------------------------------------------
CHANGE IN NET ASSETS                                                     (306,604)       147,774         464,343
Net assets at beginning of year                                         1,374,167        225,132       5,624,942
                                                                  ----------------------------------------------

NET ASSETS AT END OF YEAR                                              $1,067,563       $372,906      $6,089,285
                                                                  ==============================================

SEE NOTES TO FINANCIAL STATEMENTS.

         The National City Savings and Investment Plan No. 2 and Trust


            Statement of Income, Expenses and Changes in Net Assets

                          Year Ended December 31, 1992

                                                                                                     Funds
                                                          -----------------------------------------------------------
                                                                                                           National
                                                                                                             City
                                                                             Fixed          Money         Corporation
                                                              Equity         Income         Market           Stock
                                                           ----------------------------------------------------------
ADDITIONS
Assets transferred from:
  The National City Savings and Investment Plan and Trust   $1,192,497       $513,315       $453,443       $1,259,301

Investment income:
  NCC Investment Funds for Retirement Trusts and NCC funds      28,694         40,111         16,013            1,201
  Dividends on National City Corporation common stock                                                          59,895
  Interest
                                                            ---------------------------------------------------------
                                                                28,694         40,111         16,013           61,096
Contributions:
  Employers                                                     38,681         24,415         22,091          205,612
  Employees                                                     96,264         58,387         52,427          130,741
                                                            ---------------------------------------------------------
                                                               134,945         82,802         74,518          336,353
DEDUCTIONS
Withdrawal and termination payments to participants             83,273         47,330         39,633          370,079

NET REALIZED AND UNREALIZED APPRECIATION
Proceeds from sale of investments                            4,410,739        383,585        250,639        3,608,744
Cost of investments                                          4,401,421        383,105        250,639        3,570,300
                                                            ---------------------------------------------------------
NET REALIZED APPRECIATION                                        9,318            480              0           38,444

Unrealized appreciation of investments:
  Beginning of year
  Unrealized appreciation on assets transferred                473,098         25,156                         366,803
  End of year                                                  508,913         27,299                         754,356
                                                            -------------------------                      ----------
NET UNREALIZED APPRECIATION                                     35,815          2,143                         387,553
                                                            -------------------------                       ---------
                                                                45,133          2,623                         425,997
TRANSFERS BETWEEN FUNDS                                        (79,788)        12,454        (63,847)          30,298
                                                            ---------------------------------------------------------
CHANGE IN NET ASSETS                                         1,238,208        603,975        440,494        1,742,966
Net assets at beginning of year                                      0              0              0                0
                                                            ---------------------------------------------------------
NET ASSETS AT END OF YEAR                                   $1,238,208       $603,975       $440,494       $1,742,966
                                                            =========================================================



                                                         ---------------------------------------------


                                                            Capital       Participant
                                                         Preservation         Loan           Total
                                                         ---------------------------------------------
ADDITIONS
Assets transferred from:
  The National City Savings and Investment Plan and Trust   $1,340,543       $108,271       $4,867,370

Investment income:
  NCC Investment Funds for Retirement Trusts and NCC funds      85,516                         171,535
  Dividends on National City Corporation common stock                                           59,895
  Interest                                                       2,948         11,772           14,720
                                                            ------------------------------------------
                                                                88,464         11,772          246,150
Contributions:
  Employers                                                     21,265                         312,064
  Employees                                                     56,109                         393,928
                                                            ----------                      ----------
                                                                77,374                         705,992
DEDUCTIONS
Withdrawal and termination payments to participants            128,008                         668,323

NET REALIZED AND UNREALIZED APPRECIATION
Proceeds from sale of investments                              669,826                       9,323,533
Cost of investments                                            669,826                       9,275,291
                                                            ----------                      ----------
NET REALIZED APPRECIATION                                            0                          48,242

Unrealized appreciation of investments:
  Beginning of year
  Unrealized appreciation on assets transferred                                                865,057
  End of year                                                                                1,290,568
                                                                                            ----------
NET UNREALIZED APPRECIATION                                                                    425,511
                                                                                            ----------
                                                                                               473,753
TRANSFERS BETWEEN FUNDS                                         (4,206)       105,089                0
                                                            ------------------------------------------
CHANGE IN NET ASSETS                                         1,374,167        225,132        5,624,942
Net assets at beginning of year                                      0              0                0
                                                            ------------------------------------------
NET ASSETS AT END OF YEAR                                   $1,374,167       $225,132       $5,624,942
                                                            ==========================================

SEE NOTES TO FINANCIAL STATEMENTS.

        The National City Savings and Investment Plan No. 2 and Trust


                        Notes to Financial Statements

                              December 31, 1993




A. SIGNIFICANT ACCOUNTING POLICIES

The accounting records of The National City Savings and Investment Plan No. 2 and Trust (the "Plan") are maintained on the accrual basis. The Plan was established January 1, 1992 and participants from the National City Processing Company were transferred into the Plan from the National City Savings and Investment Plan and Trustee (see Note B).

The fair value of participation units owned by the Plan in several funds of the National City Bank Investment Funds for Retirement Trusts ("NCB Funds") and the Money Market Portfolio of the NCC Funds ("NCC Funds") are based on quoted red emption values on the last business day of the Plan year. Income from these funds is distributed monthly to the Plan as earned.

Contributions made to the Equity, Fixed Income, Capital Preservation and National City Corporation Stock Funds may be temporarily invested in the NCC Funds Money Market Portfolio.

The following are significant accounting policies for the NCC Investment Funds for Retirement Trusts:

        INVESTMENT VALUATION

        Investments are carried at their market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year and securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at fair value as determined by the Trustee based on reported bid prices. Discount securities are valued at cost which approximates market value. Temporary investments are valued at market which approximates cost. Real estate mortgage loans are valued at current trading rates. The investments in investment contracts in the Capital Preservation Fund are valued by the Trustee at their fair values, which, in each case since the commencement of that Fund, has been equal, with respect to each investment contract, to the maturity value of the contract, adjusted appropriately for redemptions.

        The National City Savings and Investment Plan No. 2 and Trust

A.  SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

        INVESTMENT TRANSACTIONS

        Purchases and sales are accounted for on the trade date.
        Cost of securities sold is determined by the average cost method.

        INCOME RECOGNITION

        Interest income is reported as earned. Dividend income is recorded on the ex-dividend date. Bond premiums are not amortized. Bond discounts are not accreted into income.

        INCOME DISTRIBUTION

        Net investment income is distributed quarterly to participants as earned. The discount accreted on discount securities is distributed to participants as investment income is reinvested monthly in additional participant units.

        FEDERAL INCOME TAXES

        The Funds are exempt from Federal income taxes and, therefore, no Federal income tax provision is required.

The Capital Preservation Fund's investments in insurance company deposit administration contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities and pay administrative expenses.

National City Corporation common stock is valued at the last reported sales price on the last business day of the year. Dividend income is recorded on the ex-dividend date.

Assets held in the National City Corporation Stock Fund (stock fund) consisted of shares of National City Corporation common stock and units of NCC funds--Money Market portfolio. In 1993, the Plan formed the National City Corporation Common Stock Fund (common stock fund) by transferring assets from the stock fund to the common stock fund in exchange for units. Unit s were determined by dividing the sum of the market value of National City Corporation common stock and NCC funds--Money Market portfolio by the number of National City Corporation shares outstanding. Units were proportionally allocated to the participants. This transaction had no affect on the market value of net assets.

        The National City Savings and Investment Plan No. 2 and Trust

A.  SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

The unrealized appreciation and depreciation of investments is the difference between fair value and the cost of investments.

The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

B.  PLAN DESCRIPTION

Effective January 1, 1992, certain assets were transferred from the National City Savings and Investment Plan and Trust and to the Plan. The Plan accounts for the assets of non-exempt employees of the National City Processing Company.

The Plan is a defined contribution plan for all employees, other than law enforcement officers hired to perform off duty services and student interns, who are employed by an subsidiary of National City Corporation which has
adopted the Plan ("employers").  All administrative     expenses of the Plan
are paid by the employers.

An eligible employee may become a participant in the Plan on the first day of any calendar month after he or she has attained age 21 and completed at least one employment year and 1,000 hours of service. The Plan allows participants to elect to contribute from 1% to 10% of base compensation. Participant contributions may be deposited in 5% increments in an Equity Fund, a Fixed Income Fund, a Money Market Fund, a Capital Preservation Fund or the National City Corporation Stock Fund.

The employers make monthly matching contributions out of current or accumulated profits. The employers' monthly matching contribution is equal to 100% of the participant's contributions up to 3% of the participant's base compensation. For additional participant contributions, up to 7% of base compensation, the employers' monthly matching contribution is equal to 50% of the participant's contribution.

The Plan also provides for a supplemental employer profit sharing matching contribution if National City Corporation's return on equity equals or exceeds 12% for the year 1993. The supplemental contribution is based on achieved return on equity, with a maximum supplemental contribution of 50%. For 1993 and 1992, the supplemental employer profit sharing contribution was 25% and 8%, respectively, based on achieved return on equity of 16.12% and 15.31%.

        The National City Savings and Investment Plan No. 2 and Trust

B.  PLAN DESCRIPTION--CONTINUED

Transfer between plan represents participants who have a change in employment status at National City Corporation or one of its subsidiaries.

All assets of the Plan are recorded in individual participant accounts. Participants are fully vested as to their contributions and earnings.

Employer matching contributions are unconditionally credited to the accounts of the participant. To be eligible to share in a supplemental employer profit sharing contribution, a participant must be an employee on December 31 of that year or have terminated employment during the year by reason of retirement, death, or disability. Supplemental employer profit sharing contributions are unconditionally credited to the accounts of the participant.

Participants are allowed to borrow at a variable interest rate up to 50% of the value in their vested account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve month period and to a maximum of two loans at any one time. The interest rates on loans was 6.00% and 6.50% at December 31, 1993 and 1992, respectively.

C. INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST

The following is a summary of shares of common stock of National City Corporation held by the Plan:


                  BALANCE JANUARY 1, 1992 TRANSFERS                           43,074
                  Purchases                                                   26,620
                  Sales                                                       (2,916)
                                                                              ------
                  BALANCE DECEMBER 31, 1992                                   66,778
                  Purchases                                                   29,967
                                                                              ------
                  DECEMBER 31, 1993                                           96,745
                                                                              ======

The Trust Department of National City Bank is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the NCB Funds and the Plan invests in the NCC Funds--Money Market Portfolio.

        The National City Savings and Investment Plan No. 2 and Trust

C.   INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST--CONTINUED

The following is a summary of the Plan's participant units in the NCB Funds and NCC Funds:


                                                                       NCB         NCC          NCB
                                                            NCB       Fixed       Money       Capital
                                                          Equity     Income       Market     Preservation
                                                           Fund       Fund       Portfolio      Fund
                                                        --------------------------------------------------
                     BALANCES JANUARY 1, 1992                0           0              0               0
                     Transfers                           8,322       4,303      1,953,010       1,069,721
                     Purchases                           1,535       1,462      7,767,424         305,570
                     Sales                               (191)         (96)    (9,225,843)
                                                        --------------------------------------------------
                     BALANCES DECEMBER 31, 1992          9,666       5,669        494,591       1,375,291
                     Purchases                             277       1,044      1,411,775         144,118
                     Sales                              (1,494)     (1,015)    (1,566,700)       (454,523)
                                                        --------------------------------------------------
                     BALANCES DECEMBER 31, 1993          8,449       5,698        339,666        1,064,886
                                                        ==================================================

The following is a summary of units of National City Corporation Common Stock Fund held by the Plan:

                                   BALANCE JANUARY 1, 1993                                 0
                                   Conversion to units                                96,654
                                   Purchases                                           7,063
                                   Sales                                              (2,292)
                                                                                      -------
                                   BALANCE DECEMBER 31, 1993                          101,425
                                                                                      =======

        The National City Savings and Investment Plan No. 2 and Trust

D. INCOME TAX STATUS

The plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan. This letter does not express an opinion as to whether the Plan satisfies the provisions of the Tax Reform Act of 1986. The Plan Administrator believes that the plan is in operational compliance with the Internal Revenue Code of 1986 and will remain qualified and exempt from Federal income taxes.

The matching contributions to the Plan by the employer are tax deductible. Participants' salary reduction contributions will not be subject to Federal income taxes in the year contributed but will be subject to applicable Social Security taxes. in general, participant withdrawals will be subject to Federal income taxes are ordinary rates. Also, a portion of the withdrawal may be subject to an additional 10% tax if certain criteria are met.

        The National City Savings and Investment Plan No. 2 and Trust

               Schedule of Assets Held for Investment Purposes

                              December 31, 1993




                                  Description of Investment Including
Identity of Issue, Borrower       Maturity Date, Rate of Interest
     or Similar Party               Collateral, Par or Maturity Value          Cost       Fair Value
- - ----------------------------------------------------------------------------------------------------------
 NCC Investment Funds for
   Retirement Trusts:
     Equity Fund*                             8,449 units                    $  694,548        $ 1,069,490
     Fixed Income Fund*                       5,698 units                       569,039            608,907
     Capital Preservation Fund*           1,064,886 units                     1,064,886          1,064,886

 NCC Funds--Money Market
  Portfolio*                                339,666 units                       339,666            339,666

 National City Corporation
  Common Stock Fund*                        101,425 units                     1,827,141          2,487,034

 Loans receivable from                    Various maturity dates                372,729            372,729
  participants*                           and rates of interest

*Indicates party-in-interest to the Plan.



         The National City Savings and Investment Plan No. 2 and Trust

                 Item 30d--Schedule of Reportable Transactions

                         Year Ended December 31, 1993





                                                                               Total Number
                                                                              of Transactions
         Identity of                                                        ------------------       Purchase         Selling
        Party Involved                        Description of Asset          Purchases     Sales        Price            Price
- - -------------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of transactions in excess of 5% of plan assets


National City Bank            NCC Investment Funds for Retirement
                                Trusts--Capital Preservation Fund*                         10                        $  462,047

National City Bank            NCC funds--Money Market portfolio*              229                     $1,411,775

National City Bank            NCC funds--Money Market portfolio*                          409                         1,566,700




                                                                                                            Current
                                                                                                            Value of
                                                                                             Asset on         Net
         Identity of                                                         Cost of        Transaction       Gain
        Party Involved                        Description of Asset           Assets             Date         (Loss)
- - --------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of transactions in excess of 5% of plan assets


National City Bank            NCC Investment Funds for Retirement
                                Trusts--Capital Preservation Fund*           $  462,047       $  462,047       $0

National City Bank            NCC funds--Money Market portfolio*              1,411,775        1,411,775        0

National City Bank            NCC funds--Money Market portfolio*              1,566,700        1,566,700        0



*Indicates party-in-interest to the the Plan




There were no category (i), (ii) or (iv) reportable transactions during 1993.



                                        -13-